Mail Stop 3561

October 24, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Joseph Valenzano
President and Chief Executive Officer
EP Global Communications, Inc.
c/o Exceptional Parent (EP) Magazine
416 Main Street
Johnstown, PA 15901

> **Re:** **EP Global Communications, Inc.**
> **Form 10-KSB for the year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 000-30797**

Dear Mr. Valenzano:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-KSB for the year ended December 31, 2006

Material Agreements, page 9

1. We refer you to the description of your joint venture with Vemics, Inc. We would like to gain a better business understanding of this transaction. Please explain how you have accounted for this joint venture. Please specifically describe (1) how you earn revenue on the Vemics services that you market and resell to your customers, (2) how you account for any expenses you incur as a result of this agreement, and (3) your method of valuing and accounting for the license that you received to provide Vemics services, software and documentation to your customers. Please tell us whether revenues earned under this agreement are recorded as a component of "online seminars" or whether they are included within another category of revenues. Also, consideration should be given to discussing this joint venture within the MD&A section, including how the joint venture has performed in past periods and your expectations for this relationship on a forward-looking basis.

Item 6. Management's Discussion and Analysis
Critical Accounting Policies, page 15

2. We note your section on critical accounting policies. However, it appears that your discussion is a mere repetition of disclosure from Note 1 to your financial statements. Pursuant to FR-60, this section is intended to focus on the sensitivity aspects of critical accounting policies, that is, the likelihood that materially different amounts would be reported under different conditions or assumptions. FR-60 states that registrants need not repeat information that is already included in the financial statements or other sections of the filing. Please revise.

Plan of Operation, page 16

3. We note that you include an extensive explanation on your plan of operations. However, per Item 303 of Regulation S-B, as you have had revenues in each of the last two fiscal years, your Item 6 disclosures are not required to include a section specifically focusing on the plan of operations. Instead, your Management's Discussion and Analysis section should focus on your analysis of financial condition and results of operations, and if applicable, a section on the company's off-balance sheet arrangements. Please note, while the plan of operations section is not required, we believe you have included much useful information in this section, and should consider incorporating such information into your MD&A discussion as much as possible. We refer you to the guidance found in Item 303 (b) and (d) of Regulation S-B. Please revise accordingly in all periodic filings.

4. As discussed in FR-72, one of the principal objectives of MD&A is to provide a narrative explanation that enables investors to see the company through the eyes of management. Pursuant to those guidelines, please revise your MD&A section to generally focus on: material information, identification and disclosure of known trends and uncertainties, and discussion and analysis of both past and prospective financial matters. As noted in the previous comment, it appears that some of the information provided in your Plan of Operations section could be readily transferred to a useful discussion as an MD&A overview or to analyze your financial condition. Additional guidance can be found in Item 303(b) of Regulation S-B.

5. We note that you have been awarded an appropriation from the U.S. Military for $830,650, of which you state the first two payments have been received, with the majority of the payments expected in 2007. Please tell us how you have accounted for this contract, for both amounts received and amounts expected. In addition, it appears that your services under this contract will be delivered in 2007. Please confirm.

Results of Operations, page 23

6. Please revise to discuss and analyze underlying causes of all material changes. For example, you state on page 23 that revenues decreased due to a decrease in advertising, subscription and special project revenues, but you do not discuss any underlying reasons for the decrease in these revenues, nor the probability that this trend will continue. Please revise to provide more detail on the reasons for any significant changes between years in the line items of your financial statements. We noted your current Plan of Operations section contains discussion regarding several anticipated sources of future revenues and projected additional expenses. Consideration should be given to including these items when discussing current and future trends.

Item 8A. Controls and Procedures, page 25

7. We note your statement that your principal executive officer and your principal financial officer "have concluded the controls and procedures currently in place are adequate to ensure material information and other information requiring disclosure is identified and communicated on a timely basis." It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are *effective*. Please revise to address your officers' conclusions regarding the effectiveness of your disclosure controls and procedures. In addition, see the related comment below.

8. We note your statement that the principal executive officer and principal financial officer have concluded that the company's current disclosure controls and procedures are adequate except for a material weakness that existed prior to September 2005. Given the exceptions noted, it remains unclear whether your

principal executive officer and principal financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

9. Disclose in greater detail the nature of the material weakness identified in your disclosure. In this regard, also revise to disclose the specific steps that the company has taken, if any, to remediate the material weakness and disclose whether the company believes that the material weakness still exists at the end of the period covered by the report.

Consolidated Financial Statements
Consolidated Statements of Operations, page F-5
10. Please revise to include depreciation and amortization expense as a component of operating expenses.

Note 1. Description of Business and Summary of Significant Accounting Policies
Revenue Recognition, page F-11
11. Pursuant to your disclosure, we note that customers generally subscribe to the magazine for three years. As such, please explain why the majority (97%) of deferred subscription revenue is classified as a current liability on your balance sheet. In this regard, the classification of this item as a current liability leads the reader to believe that amount will be recognized as revenue within the coming year. However, when reviewing the revenue recognized for subscriptions in the first two quarters of 2007 as filed in your Form 10-QSB as of June 30, 2007, it does not appear that most of the deferred subscription revenue at December 31, 2006 will be recognized as revenue during 2007. Please advise.

Cost of Sales, page F-12
12. Please expand your disclosure to describe the types of costs that are associated with the production of income.

Note 4. Debt, page F-18

13. With regard to the convertible debt instruments with detachable warrants ($3,000,000 from financing agreement on Sept. 25, 2005, and $1,400,000 received through June 30, 2007 from financing agreement on Aug. 15, 2006), we note your conclusion that the detachable warrants and the beneficial conversion features from each of the secured convertible note issuances had a fair value of zero at the issuance dates. Please explain how you measured and valued the detachable warrants and beneficial conversion features, and provide any calculations performed to support your conclusion. In this regard, we also note that in previous filings (Forms SB-2), you determined a value for the warrants using the Black-Scholes model, and allocated a portion of the convertible debt to additional paid-in capital. It is unclear why your accounting for this transaction has changed. Please demonstrate that your accounting for each of the issuances is in compliance with the guidance in EITF 00-27 at the issuance date.

Note 10. Commitments and Contingencies, page F-29

14. Reference is made to the lawsuit brought against you by Stanley Klein and Kimberly Schive, whereby you have been found liable by the judge with respect to abuse of process and interference with respect to a promissory note in the amount of $124,000. Based on the fact that you have been found liable on these charges, and have stated that you are uncertain that you will prevail with respect to these adverse findings, it appears that a liability may be necessary under the guidelines of SFAS 5. Please explain what consideration you have given to paragraphs 8-10 of SFAS 5, and provide any analyses you performed in your assessment of a potential liability.

Exhibit 16

15. Due to your recent change in accountants, you are required to file Exhibit 16. See Item 601 of Regulation S-B. Please revise to include this exhibit.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristin Shifflett at (202) 551-3381 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief